Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2014 Year End Results

CALGARY, March 16, 2015 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC, NASDAQ:ONCY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the year ended December 31, 2014.

"The activities of the Company in 2014 have laid the groundwork enabling us to plan and execute our late stage clinical strategy," said Dr. Brad Thompson, President and CEO of Oncolytics. "We are looking forward to finalizing the plans for and initiating our registration studies for REOLYSIN®."

Selected Highlights

Since January 1, 2014, selected highlights announced by the Company include:

Clinical Program

•	Completion of patient enrollment in an ongoing, NCIC Clinical Trials Group sponsored randomized Phase II study of REOLYSIN® in patients with advanced or metastatic colorectal cancer (IND 210). The Company awaits preliminary data from this study;
•	Reporting completion of enrollment and interim overall and KRAS-mutated patient data from an NCI-sponsored randomized Phase II study of REOLYSIN® in combination with carboplatin and paclitaxel in patients with recurrent or metastatic pancreatic cancer (NCI-8601). The Company awaits final data from this study, which will be available once all remaining patients have progressed;
•	Completion of patient enrollment in an ongoing, NCI-sponsored randomized Phase II study of REOLYSIN® in combination with paclitaxel in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer (GOG-186H). The Company awaits preliminary data from this study;
•	Reporting final data from the Company's randomized, double-blinded clinical study examining REOLYSIN® in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers;
•	Presentation by the Company's collaborators of preliminary clinical data demonstrating that intravenously delivered REOLYSIN® can cross the blood brain barrier to access tumours in the brains of humans;

Regulatory

•	Application for Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for REOLYSIN® in the treatment of ovarian and pancreatic cancers. The Company was granted designations in ovarian, fallopian tube, primary peritoneal and pancreatic cancer subsequent to year end;
•	Application to the European Medicines Agency for Orphan Designation for REOLYSIN® in the treatment of pancreatic and ovarian cancers;
•	Subsequent to year end, the Company applied to the U.S. FDA for a fifth Orphan Drug Designation for high grade gliomas in paediatric patients;

Basic Research

•	Presentation of a poster entitled "Combination Therapy with Reovirus and PD-1 Blockade Effectively Establishes Tumour Control Via Innate and Adaptive Immune Responses" by the Company's research collaborators, Vile et al., at the AACR Tumor Immunology and Immunotherapy Conference;
•	A series of presentations made by the Company's research collaborators at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK, covering:
•	Preclinical research examining the synergies associated with treatment in animal models with GM-CSF prior to administering REOLYSIN®;
•	Preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines; and
•	Preclinical research into the treatment of hepatocellular carcinoma associated with infection by Hepatitis B and Hepatitis C;

Governance

•	The nomination and election of Ms. Linda Hohol and Ms. Angela Holtham to the Company's Board of Directors;

Financial

•	Entry into and subsequent amendments to a share purchase agreement with Lincoln Park Capital Fund, LLC;
•	Entry into a $20 million "At-the-Market" equity distribution agreement with Canaccord Genuity Inc.; and
•	At December 31, 2014 the Company reported $16.2 million in cash, cash equivalents and short-term investments. At March 13, 2015, the Company had approximately $27.5 million in cash, cash equivalents and short-term investments.

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	2014 $	2013 $
Assets
Current assets
Cash and cash equivalents	14,152,825	25,220,328
Short-term investments	2,031,685	2,001,644
Accounts receivable	191,751	105,853
Prepaid expenses	291,553	361,743
Total current assets	16,667,814	27,689,568
Non-current assets
Property and equipment	525,376	532,459
Total non-current assets	525,376	532,459

Total assets	17,193,190	28,222,027
Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	3,373,997	6,008,661
Total current liabilities	3,373,997	6,008,661
Shareholders' equity
Share capital
Authorized: unlimited Issued: December 31, 2014 – 93,512,494 December 31, 2013 – 84,803,818	237,657,056	228,612,564
Warrants	—	376,892
Contributed surplus	25,848,429	24,491,212
Accumulated other comprehensive income	280,043	79,698
Accumulated deficit	(249,966,335)	(231,347,000)
Total shareholders' equity	13,819,193	22,213,366
Total liabilities and equity	17,193,190	28,222,027

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	2014 $	2013 $	2012 $
Expenses
Research and development	13,824,252	18,506,064	31,402,625
Operating	4,998,694	5,392,660	5,285,425
Loss before the following	(18,822,946)	(23,898,724)	(36,688,050)
Interest	210,390	371,485	345,003
Loss before income taxes	(18,612,556)	(23,527,239)	(36,343,047)
Income tax expense	(6,779)	(5,408)	(30,474)
Net loss	(18,619,335)	(23,532,647)	(36,373,521)
Other comprehensive income items that may be
reclassified to net loss
Translation adjustment	200,345	136,813	60,386
Net comprehensive loss	(18,418,990)	(23,395,834)	(36,313,135)
Basic and diluted loss per common share	(0.21)	(0.28)	(0.48)
Weighted average number of shares (basic and diluted)	87,869,149	83,530,981	76,102,062

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379

Net loss and other comprehensive income	—	—	—	60,386	(36,373,521)	(36,313,135)
Issued, pursuant to a bought deal financing	19,386,903	376,892	—	—	—	19,763,795
Expiry of warrants	—	(2,653,627)	2,653,627	—	—	—
Exercise of stock options	1,485,622	—	(400,632)	—	—	1,084,990
Share based compensation	—	—	730,751	—	—	730,751
As at December 31, 2012	198,155,091	376,892	24,126,265	(57,115)	(207,814,353)	14,786,780

Net loss and other comprehensive income	—	—	—	136,813	(23,532,647)	(23,395,834)
Issued, pursuant to a bought deal financing	30,218,796	—	—	—	—	30,218,796
Expiry of warrants	—	—	—	—	—	—
Exercise of stock options	238,677	—	(59,437)	—	—	179,240
Share based compensation	—	—	424,384	—	—	424,384
As at December 31, 2013	228,612,564	376,892	24,491,212	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	200,345	(18,619,335)	(18,418,990)
Issued, pursuant to Share Purchase Agreement	7,830,409	—	—	—	—	7,830,409
Issued, pursuant to "At the Market" Agreement	1,214,083	—	—	—	—	1,214,083
Expired warrants	—	(376,892)	376,892	—	—	—
Share based compensation	—	—	980,325	—	—	980,325
As at December 31, 2014	237,657,056	—	25,848,429	280,043	(249,966,335)	13,819,193

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	2014 $	2013 $	2012 $

Operating Activities
Net loss for the year	(18,619,335)	(23,532,647)	(36,373,521)
Amortization - property and equipment	163,501	131,623	109,275
Share based compensation	980,325	424,384	730,751
Unrealized foreign exchange loss	242,542	(89,721)	89,890
Net change in non-cash working capital	(2,443,988)	(1,374,172)	1,187,967
Cash used in operating activities	(19,676,955)	(24,440,533)	(34,255,638)
Investing Activities
Acquisition of property and equipment	(152,750)	(254,834)	(126,412)
Redemption (purchase) of short-term investments	(30,041)	(32,416)	(32,441)
Cash used in investing activities	(182,791)	(287,250)	(158,853)
Financing Activities
Proceeds from exercise of stock options and warrants	—	179,240	1,084,990
Proceeds from Share Purchase Agreement	7,830,409	—	—
Proceeds from "At the Market" equity distribution agreement	1,214,083	—	—
Proceeds from public offering	—	30,218,796	19,763,795
Cash provided by financing activities	9,044,492	30,398,036	20,848,785
(Decrease) increase in cash	(10,815,254)	5,670,253	(13,565,706)
Cash and cash equivalents, beginning of year	25,220,328	19,323,541	32,918,751
Impact of foreign exchange on cash and cash equivalents	(252,249)	226,534	(29,504)
Cash and cash equivalents, end of year	14,152,825	25,220,328	19,323,541

To view the Company's Fiscal 2014 Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com ;TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 18:08e 16-MAR-15